AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

NOTE 14 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which conform in all material respects with United States generally accepted accounting principles (U.S. GAAP) except for the following differences:

a)	Liabilities

	i)	Prepaid gas revenue

As the non-interest bearing prepaid gas revenue is considered a loan under US GAAP, it should be recorded at its fair value at the time of issuance calculated based on the face value of the notes discounted by an imputed interest rate of 8% resulting in a debt discount of $680,869. The discount is amortized to interest expense over the term of the related debt using the effective interest rate method. For the period ended September 31, 2004, $83,801 of interest expenses should be charged against net loss of operations under US GAAP.

	ii)	Special Class shares

The special class shares that were converted to equity on 5 January 2004 (refer to note 6 in the Interim financial Statement for the period ended September 30, 2004). Refer to Note 17(a)(ii) in the 2003 annual accounts for the December 31 2003 accounting treatment.

The effects of the above notes on liabilities are as follows:

	September 30,	December 31,
	2004	2003

Liabilities under Canadian GAAP	1,581,897	2,556,371
Less unamortized portion of the debt discount of
prepaid gas revenue	(597,068)	(641,316)
Accretion of the redemption value of special class
Shares	-	5,732
Liabilities under US GAAP	984,829	1,920,787

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

b)	Stockholders’ Equity

	i)	Contributed Surplus

With respect to 2002 and subsequent years, the Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $11,153 (2003: $143,312 ) being recorded for the period ending September 30, 2004.

The Company, for purposes of US GAAP, follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees APB 25 to account for all stock options granted to employees. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For non-employees for US GAAP and Canadian purposes, the Company uses the fair value model for determining stock option compensation cost of options granted. Both standards require that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned. The additional compensation costs recognized under the US GAAP were resulted from revaluation of options granted prior to the adoption of the Canadian standard.

	September 30,	December 31,
	2004	2003

Contributed surplus under Canadian GAAP	428,545	417,392

Less compensation stock (Canadian GAAP)	(428,545)	(417,392)

Stock option compensation cost (recovery)
Employees	-	174,316
Non-employees	18,945	21,681
Cumulative historical adjustments	3,968,074	2,823,492
Debt discount on prepaid gas revenue	(7,413)	688,282
Compensation expense of new Series A
Warrants	-	260,303

Additional paid-in capital under US GAAP	3,979,606	3,968,074

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

ii)	Accumulated Deficit

The effects of Notes 17 (a) and (b)(i) on accumulated deficit are as follows:

	September 30,	December 31,
	2004	2003

Accumulated deficit under Canadian GAAP	(12,071,727)	(11,326,461)

Add back compensation stock (Canadian GAAP)	428,545	417,392

Stock option compensation cost (US GAAP)
Employees	-	(174,316)
Non-employees	(18,945)	(21,681)
Accretion of debt discount	(83,801)	(46,966)
Compensation expense of new Series A warrants	-	(260,303)
Interest expense on the redemption value of
special class shares	-	(5,732)
	(11,745,928)	(11,418,067)
Cumulative historical adjustments
required under US GAAP	(3,968,074)	(2,823,492)

Accumulated deficit under U.S. GAAP	(15,714,002)	(14,241,559)

c)	Net Profit (Loss) for the Year

The following are the effects of Notes 17 (a) and (b) on Net Income (Loss) for the period ending September 30, 2004 and fiscal year ended 2003:

	September 30,	December 31,
	2004	2003

Net profit (loss) for the year under
Canadian GAAP	(745,226)	47,616
Add back Canadian GAAP compensation cost	11,153	143,312
Stock Option compensation cost
Employees	-	(174,316)
Non-employees	(18,945)	(21,681)
Accretion of debt discount	(83,801)	(46,966)
Compensation expense of new Series A warrants	-	(260,303)
Interest expense on the redemption value of
special class shares	-	(5,732)

Net profit (loss) for the year U.S. GAAP	(836,819)	(318,070)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2004

d)	Statements of Cash Flows

Under US GAAP, the Prepaid Gas Revenue is considered a loan and thus should be reflected as a financing activity in the Statement of Cash Flows. As a result, the cash used in operating activities for the period ended September 30, 2004 should be increased by $94,518 to $549,679 under US GAAP and the cash provided from financing activities should be decreased by the same amount to $7,080,985 under US GAAP.

e)	Earnings (Loss) per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the period ended September 30, 2004 and the fiscal year ended 2003:

	September 30,	December 31,
	2004	2003

Numerator, net profit(loss) for the year
under US GAAP	(836,819)	(318,070)

Denominator: - Basic
Weighted average number of shares
under Canadian GAAP	13,141,878	7,739,324
Adjustment required under US GAAP	-	-
Weighted average number of shares
under US GAAP	13,141,878	7,739,324
Basic earnings(loss) per share under U.S. GAAP	$(0.06)	$(0.04)

Denominator: - Diluted
Weighted average number of shares
under Canadian GAAP	13,141,878	7,739,324
Adjustment required under US GAAP	-	-
Weighted average number of shares
under US GAAP	13,141,878	7,739,324

Diluted earnings(loss) per share under U.S. GAAP	$(0.06)	$(0.04)

Due to net losses incurred in the period ended September 30, 2004 and December 31, 2003, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive in those years.